UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Proposed sale of Archiving & Risk Management, dated 03 November 2021

03 November 2021

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Micro Focus International plc
Proposed sale of the Archiving and Risk Management Business

Micro Focus International plc (the "Company" or "Micro Focus", LSE: MCRO.L, NYSE:MFGP), the global enterprise software business, is pleased to announce that it has agreed definitive terms to sell its Archiving and Risk Management portfolio (the "Digital Safe business") to Smarsh Inc. (the "Purchaser" or "Smarsh"),  for a total cash consideration of $375m (subject to customary completion accounts adjustments based on net debt and working capital) (the "Transaction") which is payable in full on completion of the Transaction. Completion is expected to occur in the first quarter of next calendar year.

The Digital Safe business forms part of the Information Management and Governance (IM&G) Product Group and includes Digital Safe products and the complementary offerings of Social Media Governance, Supervisor and eDiscovery.

Stephen Murdoch, Micro Focus CEO says:
"Micro Focus acquired the Digital Safe business in September 2017 as part of the HPE transaction. Since this date, we are proud of the progress made, with our focus on customer-centric innovation delivering significant improvements to the portfolio and enabling us to begin the transition to a cloud-first business model.

Looking ahead, Archiving and Risk Management is changing rapidly and becoming an increasingly specialised area. We believe that by combining the Digital Safe business with Smarsh, a leading innovator in this area, our Digital Safe customers and employees will see significant benefits and be better served for the long term."

Brian Cramer, Smarsh CEO says:
"We are delighted to announce the acquisition of the Digital Safe business from Micro Focus. Smarsh focuses its efforts on meeting the sophisticated risk, compliance and e-discovery needs of regulated industries. We see significant opportunity in helping our existing, mutual and future customers to extend the value of their retention and oversight technology investments and to facilitate communications data strategies that will meet the challenges of tomorrow. Upon completion of the transaction, we'll work together with our new expanded team to deliver this vision to our customers."

Terms of the transaction and financial impact
In FY21, the Digital Safe business is expected to generate approximately $109m of revenue, a decline of approximately 11% at constant currency compared to the prior year.

The business is expected to contribute $30m of Adjusted EBITDA less cash costs associated with lease payments in FY21.  This figure also excludes any allocation of overheads from the central functions which support this business.

As at 30 April 2021, the half year, the total gross assets of the Digital Safe Business were approximately $373m and net assets were approximately $277m, including lease obligations totalling $43m. The transfer of these lease obligations will reduce the Group's net debt accordingly.

It is the intention of the Board to use the net proceeds of the Transaction, estimated at $335m net of fees, taxation and separation costs to reduce gross debt.

Trading statement
Micro Focus will release a trading statement for the 12 months ended 31 October 2021 on 18 November 2021.

Further information

1. In FY20, the Digital Safe business contributed approximately $18m of profit before taxation to the Group. This figure excludes an allocation of the Group wide goodwill impairment charge which is estimated to be $111m.
2. FY21 Adjusted EBITDA less cash costs associated with lease payments contribution reflects estimated Adjusted EBITDA of $52m less cash cost of lease payments totalling $22m.
3. The Transaction is conditional upon all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated and the completion of all necessary employee information and consultation requirements in connection with the Transaction.
4. In connection with the Transaction the Company and the Purchaser will also enter into a transitional services agreement which will set out the terms and conditions under which the Company will provide various services (such as IT services) to the Purchaser after completion of the Transaction on a transitional basis.
5. FY21 and FY20 are defined as the 12 months ended 31 October 2021 and 2020 respectively.
6. Smarsh Inc.is a portfolio company of funds managed by K1 Investment Management LLC.

About Micro Focus
Micro Focus is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

About Smarsh
Smarsh is a global leader in electronic communications archiving solutions for regulated organizations.  The Smarsh platform provides innovative capture, archiving, e-discovery, and supervision solutions across the industry's widest breadth of communication channels.

It enables regulated organizations of all sizes to strategically future-proof as new communication channels are adopted, and to realize more insight and value from the data in their archive. Customers strengthen their compliance and e-discovery initiatives, and benefit from the productive use of email, social media, mobile/text messaging, instant messaging and collaboration, web, and voice channels.
Smarsh serves a global client base that spans top banks in North America and Europe, along with leading brokerage firms, insurers, and registered investment advisors. Smarsh also enables federal and state government agencies to meet their public records and e-discovery requirements. For more information, visit www.smarsh.com.

Enquiries:
Micro Focus                                                     Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                    Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                        Tel: +44 (0) 20 7404 5959
Sarah West                                                        MicroFocus@brunswickgroup.com
Jonathan Glass

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 03 November 2021

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer